GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990 gcaruso@loeb.com

Via Edgar

December 4, 2023

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Dillon Hagius Ibolya Ignat Kevin Vaughn

Re:	Redwoods Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed November 8, 2023 File No. 333-273748

Dear Mr. Buchmiller:

On behalf of our client, Redwoods Acquisition Corp. (“Redwoods” or the “Company”), we hereby provide a response to the comments issued in a letter dated November 17, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 that was filed by the Company on November 8, 2023 (the “Amended Registration Statement No. 3”). Concurrently with the submission of this letter, the Company is filing an amendment to the Amended Registration Statement No.2 on Form S-4 (the “Amended Registration Statement No. 3”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement No.3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Amendment No. 2 to Registration Statement on Form S-4

Following the business combination, what will be the Combined Company’s liquidity position?, page vii

1.	We note your response to comment 3 and re-issue in part. When known, please revise this table and all other related tables to address any potential dilution that may result from Section 5.18 of the Business Combination Agreement. Under this section, it appears you may be required to provide additional financing in equity or equity-linked securities to satisfy any transaction expenses. We note related disclosure on page 73. Alternatively, please advise if you do not expect any related dilution

Response: The Company has revised the disclosure on pages vi, viii, ix, 8, 44, 45, 64, 65, 164 and 165 in accordance with the Staff’s comment.

Redwoods’ stockholders will experience dilution as a consequence of, among other transactions, the issuance of
Redwood Common Stock…, page 44

2.	We note your response to comment 5 and re-issue. In addition to showing the varying ownership levels in the Combined Company immediately following the consummation of the Transactions, please revise to also show the varying ownership levels based on all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of equity held by founders, the exercise of private and public warrants and the Contingent Consideration Shares. To the extent the shares held by the Sponsor incorporate all Founder Shares, please so specify

Response: The Company has revised the disclosure on pages 45 and 46 in accordance with the Staff’s comment.

Our Research Pipeline, page 123

3.	We note your response to comment 11. In the “Information About Anew” section, please expand your disclosure about the in vitro diagnostic product candidates in the first two rows of your pipeline table, or remove these two candidates from the pipeline table.

Response: The Company has revised the disclosure on pages 2, 127, 130, 169, F-60, and F-77 to remove the in vitro diagnostic product candidates in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 1--Description of the Business Combination, page 158

4.	You continue to disclose on page 158 that “if suitable terms for a PIPE financing cannot be reached, there is a probability the merger will no longer be completed due to insufficient cash.” Please address the following regarding your response to prior comment 17, including your revisions to the registration statement:

●	Tell us and revise your disclosure to clarify the extent to which you believe is “probable” or “not probable” that the merger will be completed assuming no additional PIPE financing is obtained and redemptions occur at the 100% level.

●	As previously requested, to the extent you are unable to complete sufficient additional funding, revise to present a pro forma scenario depicting the maximum level of redemptions at which the merger is still probable of completion.

Response: The Company has revised the disclosure on pages 164 and 165 in accordance with the Staff’s comment.

General

5.	Please tell us whether Chardan was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the financial analyses prepared by Redwoods management and reviewed by the board of Redwoods in connection with the valuation of ANEW and the comparable company considerations. If Chardan was involved in preparing this disclosure, please also include a risk factor describing its role in connection with the preparation of the registration statement and the valuation of ANEW and whether it disclaims any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: The Company has revised the disclosure on pages 71, 74, and 77 (describing Chardan’s provision of material identifying comparable companies used by the Company in its valuation of ANEW) and on page 79 (explaining that Redwoods’ officers and directors have the experience necessary to determine whether these identified comparable companies were an appropriate proxy for use in determining valuation) in accordance with the Staff’s comment.

6.	Please disclose whether Chardan assisted in the preparation or review of any materials reviewed by Redwoods’ board of directors or management as part of its services to Redwoods or ANEW and whether Chardan has withdrawn its association with those materials and notified Redwoods or ANEW of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Chardan’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: The Company has revised the disclosure on page 71, 74, 77 and 80] (describing Chardan’s provision of material identifying comparable companies that the Company presented to its board) and 79 (indicating that investors should not rely on the review, by Chardan representatives involved in its engagement as the Company’s M&A and capital markets advisor, of the comparable company list provided by the Chardan representatives involved in its engagement as Redwoods’ M&A and capital markets advisor)) in accordance with the Staff’s comment.

7.	Please provide us with any correspondence between and/or among Chardan, Redwoods, and ANEW relating to Chardan’s resignation.

Response: The Company has revised the disclosure on page 79 in accordance with the Staff’s comment.

8.	Please provide us with the engagement letter between Redwoods and Chardan. Please disclose any ongoing obligations of Redwoods pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Redwoods in the registration statement.

Response: The Company has revised the disclosure on pages 70 and 79 in accordance with the Staff’s comment.

9.	Please provide us with a letter from Chardan stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Chardan and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Chardan does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. If applicable, disclose that the firm refused to discuss the reasons for its resignation and forfeiture of fees with management and clarify whether Chardan performed substantially all the work to earn its fees.

Response: The Company has revised the disclosure on page 79 in accordance with the Staff’s comment.

10.	Please revise your disclosure, if true, to highlight for investors that Chardan’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Chardan has been previously involved with the transaction.

Response: The Company has revised the disclosure on page 79 in accordance with the Staff’s comment.

11.	Please discuss the potential impact on the transaction related to the resignation of Chardan from its previous engagement as Redwood’s merger and acquisition advisor and capital markets advisor. We note that Chardan was an underwriter for the IPO of the SPAC and will continue to serve as a merger and acquisition and capital markets advisor to ANEW. If Chardan would have played a role in. the closing, please disclose and identify whether any new party will be filling Chardan’s role in connection with the business combination.

Response: The Company has revised the disclosure on pages 80, as well as on pages xiv, 13, 56, 57, and 85, in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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